Exhibit A

NATIONAL FUEL RESOURCES, INC.
INCOME STATEMENT

	Three Months Ended March 31, 2004 Actual	Twelve Months Ended March 31, 2004 Actual
Operating Revenues	$116,403,435	$309,439,383

Operating Expenses:
Purchased Gas	109,296,510	300,397,132
Purchased Electric	(839)	(336)
Operation	1,194,603	3,359,796
Depreciation, Depletion
& Amortization	26,750	118,737
Franchise & Other Taxes	161,882	170,209

	110,678,906	304,045,538

Operating Income	5,724,529	5,393,845

Interest Income	196,495	856,038
Interest Expense	31,682	49,400

Net Income Before Taxes	5,889,342	6,200,483

Income Taxes:
Federal	1,798,500	1,897,940
State	439,943	(152,859)
Deferred	109,713	438,611

	2,348,156	2,183,692

Net Income	$3,541,186	$4,016,791